
October 1, 2010

Paul Sedlack
Graham Capital Management, L.P.
40 Highland Avenue
Rowayton, CT 06853

      Re: Graham Alternative Investment Fund I LLC
             Amendment No. 2 to Form 10
             Filed September 3, 2010
             File No. 000-53965

Dear Mr. Sedlack:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Your response to comment two in our letter dated May 28, 1010 is currently still under review.

2. We note your response to comment three in our letter dated July 26, 2010 and reissue that comment. Please identify the different master funds you have invested in over the past two years, the focus of each master fund, who manages each of those funds and why those particular funds were selected. Disclose the portion of your assets in each such master fund as of the end the last two fiscal years.

3. We note the added disclosure on pages 23, 25 and 28 regarding allocation by sector of your total fund assets. Please also briefly disclose what it means to have a negative

allocation, such as the -39.1% allocation for Interests rates as of December 31, 2009 for the Blended Strategies Portfolio.

Item 2. Financial Information, page 18

4. We note your response to comment 13 in our letter dated July 26, 2010 and reissue that comment. Your disclosure still does not discuss the causes for material changes from year to year in line items of the financial statements. By way of example only, we note that interest income for the Blended Stategies Portfolio decreased significantly in 2009 as compared to 2008.

Item 5. Directors and Executive Officers, page 31

5. Your response to comment 17 from our letter dated July 26, 2010 and reissue that comment in part. For each person who is a director of the manager, please revise your disclosure to briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e)(1) of Regulation S-K.

Item 13. Financial Statements and Supplementary Data

Financial Statements, Years Ended December 31, 2009 and 2008

Graham Alternative Investment Fund I LLC

Statements of Operations, page A-3

6. We note your response to prior comment 19. We continue to believe your current presentation of you Statements of Operations does not comply with Rule 5-03 of Regulation S-X. Please amend your Form 10, as well as your Form 10-Q for the period ended June 30, 2010, to provide compliant Statements of Operations.

Graham Alternative Investment Trading LLC

Condensed schedule of investments for each Master Fund as of December 31, 2009, pages A-23 to A-29

7. We note your response to comment 20. Please tell us how your continued presentation of the Condensed schedule of investments for each Master Fund within your core financial statements is beneficial for an investor's understanding given that their inclusion implies that the registrant owns 100% of the investments presented. Please amend to present this information within Note 3. Lastly, please make corresponding changes to the financial statement of Graham Alternative Investment Trading II LLC and your June 30, 2010 Form 10-Q.

3. Investments in Master Funds, page A-49

8.   We note your response to prior comment 21. It would appear that your
        characterization of the amounts presented as Net Income per the tabular disclosure on
        page A-49 is misleading since such amount appears to be the Net Gain Allocated
        From Investments In Master Funds, as such amounts do not include investment
        income or related expenses of the Master. Please amend your Form 10 to correct this
        caption and make similar changes to the financial statements of Graham Alternative
        Investment Trading II LLC. Further, please amend your June 30, 2010 Form 10-Q to
        make similar changes.

9.   Within your table of financial information of each Master Fund, please amend your
        filing to disclose the portion of net assets and net income attributable to Graham
        Alternative Investment Trading LLC. Please make similar changes to the financial
        statements of Graham Alternative Investment Trading II LLC. Further, please amend
        your June 30, 2010 Form 10-Q to make similar changes.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and
its management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

Paul Sedlack
Graham Capital Management, L.P.
October 1, 2010
Page 4

You may contact Mark Rakip at (202) 551-3573 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc: Christopher Wells, Esq. (via facsimile)